October 17, 2005

Ms. Joyce Sweeney

Branch Chief – Division of Corporate Finance

Mail Stop 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

VIA EDGAR

Re: Investment Technology Group, Inc.

Dear Ms. Sweeney:

I write in response to an inquiry letter from you, dated September 23, 2005 (the (“Letter”), regarding certain Investment Technology Group, Inc. (“ITG”) current and periodic reports.   I have set out our responses in accordance with the questions in the Letter, which questions are reproduced below for convenience.

March 16, 2005 Form 8-K

1.  We note that you revised your results for the fourth quarter and full year 2004 to reflect an $806,000 increase in your tax provision relating to a previous acquisition. Please tell us the acquisition to which this additional tax provision relates, the circumstances leading to your decision to record the additional tax provision, and how you determined the amount of the adjustment.   Please confirm that this adjustment is reflected in your December 31, 2004 Form 1O-K.

In connection with ITG’s acquisition of Hoenig Group Inc. (“Hoenig”) on September 2, 2002, ITG assumed a severance obligation of approximately $2.1 million to Hoenig’s then chief executive officer following closing of the transaction (the “Employee Severance”).

At the time of the acquisition, ITG recorded the Employee Severance as goodwill on its balance sheet, with a corresponding accrued severance liability on its balance sheet in the amount of $2.1 million.  In September of 2003, when ITG prepared its corporate income tax returns for calendar year 2002, ITG claimed a deduction for the Employee Severance resulting in a tax savings of approximately $806,000.  Because there was uncertainty regarding this deduction, no adjustments were made to the balance sheet line items goodwill or current taxes payable for the deduction in calendar years 2002 and 2003.

At each year-end, ITG performs a review and reconciliation of its tax accounting books to its tax returns.  This review occurs during the fourth quarter of each year and continues in conjunction with the calendar year accounting closing activities prior to the filing of ITG’s Form 10-K.   In addition, as part of ITG’s 2004 implementation of the requirements of the Sarbanes-Oxley Act of 2002 (particularly compliance with Section 404 thereof), ITG tested its reconciliation of accounting records to its tax returns, including review of tax deductions that were not reflected on ITG’s financial books and records. As is customary with each year-end book versus tax return review, ITG re-assessed the likelihood of realizing the deduction associated with the Employee Severance and determined that an accounting adjustment was required to reflect the increased likelihood that the benefit of such deduction would be realized.

Because the tax adjustment related to the acquisition of Hoenig, ITG was guided by Statement of Financial Accounting Standard 141, Business Combinations, which generally indicates that after a one-year period, such adjustments are typically reflected as income or expense items (in this case a component of tax expense).  As is its customary practice, a meeting of the Audit Committee of ITG’s Board of Directors, attended by KPMG LLP, ITG’s independent auditor, was held prior to ITG issuing its earnings release.  As a result of its review of SFAS No. 141, ITG included the tax benefit of $806,000 in its net income for the fourth quarter and calendar year 2004.  This determination was reflected in ITG’s 2004 press release of un-audited earnings, issued on January 27, 2005 and filed on Form 8-K that same day.

During the period after the release of ITG’s un-audited 2004 earnings until immediately prior to the filing of Form 10-K, ITG reevaluated the application of SFAS 141 to the above facts during completion of its annual Form 10-K review process.  ITG management also evaluated the guidance under Statement of Financial Accounting Standard 109, Accounting for Income Taxes, and in particular, the guidance contained in SFAS 109 Q&A, question number 17 as follows:

“At or before settlement with the tax authority, management may change its best estimate of the tax basis of acquired assets and liabilities. At the date of that change and at the date that the tax basis of the acquired assets and liabilities is settled, the enterprise should adjust its deferred tax asset or liability to reflect the revised tax basis and the amount of any settlement with the tax authority for prior year income taxes. The effect of that adjustment should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.”

Based upon SFAS 109, ITG determined, and KPMG concurred, that ITG should reduce the goodwill on its balance sheet in respect of the tax benefit associated with the Employee Severance since the application of SFAS 109 provided more appropriate accounting treatment for such tax benefit.  Accordingly, prior to certification of ITG’s financial statements by ITG management and KPMG, ITG reversed its accounting entries in respect of the tax benefit associated with the Employee Severance and decreased the goodwill on its balance sheet by $806,000.  The tax provision increase referred to in ITG’s Form 8-K, filed March 15, 2005, reflects the reversal of the inclusion of such tax benefit in ITG’s un-audited earnings and was included in our December 31, 2004 Form 10-K.  The final tax entries on ITG’s financial books and records resulted only in a balance sheet reclassification, with the line item for goodwill reduced and the corresponding current taxes payable also reduced.   This result is consistent with the purchase accounting for the Hoenig acquisition, in which assumed liabilities (and tax attributes associated therewith) are reflected on ITG’s balance sheet.

July 18, 2005 Form 8-K

2.      Please tell us when you intend to file financial statements and pro forma information for your acquisition of The MacGregor Group, Inc. Refer to Item 9.01 of Form 8-K.

In our Form 8-K, filed July 18, 2005, we indicated that we expected our acquisition of The Macgregor Group, Inc. (“MacGregor”) to close in 60 to 90 days.  As of the date of this letter, we have not yet closed the MacGregor transaction.  We intend to provide a public update on the anticipated closing date of this acquisition in our third quarter earnings press release, scheduled for October 27, 2005, which will be filed on Form 8-K.  Pursuant to Item 2.01 of Form 8-K, ITG will file a current report on Form 8-K within 4 calendar days of the completion of the acquisition of MacGregor.  Separately, as set forth in Item 9.01 of Form 8-K, ITG will subsequently file (as exhibits) the financial statements of MacGregor, as well as pro forma financial statements, not later than 71 calendar days following filing of our Form 8-K.

In connection with responding to your comments, ITG acknowledges that:

•                  ITG is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to ITG’s filings; and

•                  ITG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require further information, please feel free to contact me at (212) 444-6160.

Very truly yours,

/s/ Howard C. Naphtali
Howard C. Naphtali
Chief Financial Officer

Cc:	Chris Harley
(Securities and Exchange Commission)

Patrick Garguilo
Mark Shrekgast
(KMPG LLP)